Exhibit 99.1

Cash Store Financial releases first quarter results

EDMONTON, Feb. 8, 2012 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for the quarter ended December 31, 2011. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended December 31, 2011 (a table of results can be found at the end of this news release):

•
Adjusted EBITDA of $9.5 million, down from $13.0 million for the same quarter last year. EBITDA of $4.1 million, down from $7.5 million for the same quarter last year. This decrease is primarily due to infrastructure investments of approximately $1.5 million related to operational management additions, improved collections capacity, growth of our United Kingdom operations, development of our new line of credit product, and a drag on earnings from new branches of $696,000.

•
Quarterly revenue of $45.8 million, down 4.0% from $47.7 million for the same quarter last year. This decrease is due primarily to compression resulting from provincial rate caps and certain operational restrictions resulting from regulations that have negatively impacted loan volumes.

•
Other revenue of $13.0 million, up 13.5% from $11.4 million for the same quarter last year. This increase is primarily due to the sale of banking products that Cash Store Financial makes available to its customers through an agency agreement with DC Bank, a schedule 1 federally chartered bank.  These products include full service bank accounts, pre-paid debit cards and pre-paid MasterCards. A significant portion of our customers arrange bank accounts, the features of which include no holds on cheques, unlimited cheque cashing and bill payments.

•	Branch operating income of $11.8 million, down 14.8%, from $13.8 million for the same quarter last year.
•	Diluted earnings per share of $0.06 per share, down from $0.19 per share for the same quarter last year.
•	Net income of $989,000, down from $3.4 million for the same quarter last year.
•	Branch count was 596, up 26 net new branches from 570 at December 31, 2010. During the quarter, we added 11 new branches in the UK.

Mr. Gordon Reykdal, Chairman and CEO commented "Relative to the same quarter last year performance in the first quarter was impacted by a number of factors.  Adjusted EBITDA and earnings were impacted by long-term investments in the amount of approximately $1.5 million in expenses related to new product development, expanded operations management, collections infrastructure and expansion into the United Kingdom.  Drag on earnings from branches less than 12 months old also reduced earnings in the quarter by $696,000. In addition, rate caps and certain operational restrictions in regulated provinces resulted in revenue compression relative to previous periods as well as decreased loan volumes.  We continue to believe that industry regulation has been in the public interest. Regulations have protected consumers and validated the industry. This has enabled us to move to on-balance sheet lending at a lower fixed cost of capital. We will continue to work with the provinces on regulatory approaches that strike an appropriate balance between consumer and industry needs.

Mr. Reykdal added: "Revenue of $45.8 million was down from $47.2 million for the quarter ended September 30, 2011, and down from $47.7 million for the same quarter in the prior year.  This was due primarily to a decrease in loan fees in Canada offset by increases in the UK. Overall loan fees were $32.9 million, down from $33.6 million for the quarter ended September 30, 2011, and down from $36.3 million for the same quarter in the prior year.  The revenue decline coupled with cost increases associated with collections infrastructure enhancements, UK expansion and new product development led to a year-over-year decline in earnings.  Earnings were also impacted by a short-term drop in revenue related to new regulations in Ontario."

Added Mr. Reykdal: "Declines in loan fees were offset by increases in ancillary revenue and revenues from the United Kingdom, where top-line revenue growth has been strong.  At quarter-end we had 23 branches operating in that market and new customer growth has been robust.  Ancillary revenue of $13.0 million was up 13.5% from $11.4 million for the same quarter last year.  Ancillary revenues, as a percentage of total revenue, increased to 28.3% from 23.9%."

Mr. Reykdal added:  "With greater than 36% of market share in Canada by number of locations we have the largest market footprint in the country. We have continued to invest in, and are well-positioned for, sustained long-term growth.  As base branch operating costs are relatively fixed, we anticipate increased margins going forward as newer branches mature and new products that appeal to a broader customer segment are introduced."

Mr. Reykdal concluded: "A key strategic focus for management has been sourcing cheaper capital and moving to on-balance sheet lending. On January 31, we concluded a $132.5 million offering of senior secured notes, the majority of proceeds of which were utilized to purchase loans receivable assets held by third-party lenders."

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 573 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended
Consolidated results	December 31	December 31
2010	2011
No. of branches	Canada	566	573
United Kingdom	4	23
570	596
Loan volumes
Loan fees included	$216,293	$199,611
Revenue
Loan fees	$36,315	$32,892
Other income	11,419	12,956
47,734	45,848
Branch expenses
Salaries and benefits	14,382	14,397
Retention payments	7,189	6,557
Selling, general and administrative	4,194	4,408
Rent	4,405	4,723
Advertising and promotion	1,426	1,542
Provision for loan losses	663	668
Depreciation of property and equipment	1,660	1,776
33,919	34,071
Branch operating income	13,815	11,777

Regional expenses	4,194	4,734
Corporate expenses	4,042	5,026
Other depreciation and amortization	541	583
Income before income taxes	5,038	1,434
EBITDA *	7,500	4,091
Net income and comprehensive income	$3,352	$989
Weighted average number of shares
outstanding	- basic	17,098	17,420
- diluted	17,671	17,566
Basic earnings per share
Net income and comprehensive income	$0.20	$0.06
Diluted earnings per share
Net income and comprehensive income	$0.19	$0.06
Consolidated Balance Sheet Information
Working capital	$14,416	$12,395
Total assets	112,434	125,993
Total long-term liabilities	9,743	18,270
Total liabilities	26,879	39,542
Shareholders' equity	$85,555	$86,451
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010			2011				2012
	Q3	Q4	Q5	Q1	Q2	Q3	Q4	Q1

Consolidated Results
Net income and comprehensive income	$2,199	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989
Interest	29	44	51	43	36	34	33	105
Income tax	1,190	2,676	1,561	1,687	1,311	1,019	1,608	445
Stock-based compensation	205	247	260	217	180	171	218	193
Depreciation of property and equipment and amortization of intangible assets	1,652	1,882	1,578	2,201	2,233	2,168	2,313	2,359
EBITDA	$5,275	$10,325	$11,132	$7,500	$6,260	$4,547	$6,207	$4,091
Adjustments:
Class action settlements	$2,715	$100	$-	$-	$-	$3,206	$-	$-
Effective interest component of retention payments	4,400	4,895	5,344	5,505	5,561	5,107	5,112	5,391
Adjusted EBITDA	$12,390	$15,320	$16,476	$13,005	$11,821	$12,860	$11,319	$9,482

Adjusted EBITDA is not determined in accordance with United States generally accepted accounting principles ("U.S. GAAP") or International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, amortization of capital assets/depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 12:19e 08-FEB-12